UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 12b-25

Commission File Number: 1-13007

NOTIFICATION OF LATE FILING

(Check One): ☒ Form 10-K ❑ Form 20-F ❑ Form 11-K ❑ Form ❑10-Q ❑ Form N-SAR

For Period Ended: March 31, 2011

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: _________________________________________________________________________________

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Carver Bancorp, Inc.
Former Name if Applicable: N/A
Address of Principal Executive Offices (Street and Number): 75 West 125th Street
City, State and Zip Code: New York, NY 10027

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒    (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

☐    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Company was unable to timely file with the Securities and Exchange Commission (the “Commission”) its Annual Report on Form 10-K for the fiscal year ended March 31, 2011 without unreasonable effort and expense, because the Company also exerted significant efforts toward (1) completing the $55 million private equity capital raise, which closed on June 29, 2011, and (2) analyzing the Company's ability to continue as a going concern if the Company failed to complete the capital raise. The capital raise initiative was the result of the Company's decision to improve its capital ratios and the Office of Thrift Supervision's Order to Cease and Desist dated February 7, 2011 issued to the Company's primary subsidiary, Carver Federal Savings Bank (the “Bank”), to maintain a Tier 1(Core) Capital ratio equal to or greater than nine percent (9%) and a Total Risk-Based Capital Ratio equal to or greater than thirteen percent (13%) by April 30, 2011. Based on the Company's Financial Condition as of March 31, 2011, the total net capital proceeds have increased the Bank's Tier 1 Core Capital Ratio from 5.38% to approximately 12.43% and its Total Risk-Based Capital Ratio from 9.60% to approximately 19.16%.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Mark A. Ricca             (212)            360-8820
(Name)    (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
Yes    ☒ No
The Company filed its Form 10-K for fiscal year ended March 31, 2010 on July 15, 2010.

3) Is it anticipated that any significant change in results of operation from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes     No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Based on the Company's Financial Condition as of March 31, 2011, the net proceeds from the $55 million capital infusion into the Company have increased the Bank's Tier 1 Core Capital Ratio from 5.38% to approximately 12.43% and its Total Risk-Based Capital Ratio from 9.60% to approximately 19.16%.

Carver Bancorp, Inc.
(Name of Registrant as specified in its charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2011            By:    /s/ Mark A. Ricca
Mark A. Ricca
Executive Vice President, Chief Financial Officer and Chief Administrative Officer